

June 24, 2011

Via E-mail
Daniel W. Hollis
Chief Executive Officer
Dutch Gold Resources, Inc.
3500 Lenox Road Suite 1500
Atlanta, Georgia 30326

>   **Re: Dutch Gold Resources, Inc.**
>   **Form 10-K/A for Fiscal Year Ended December 31, 2009**
>   **Filed May 24, 2011**
>   **Form 10-Q/A for Fiscal Quarter Ended September 30, 2010**
>   **Filed May 27, 2011**
>   **Form 8-K filed February 1, 2010**
>   **File No. 333-72163**

Dear Mr. Hollis:

We have reviewed your response dated May 25, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1.   Please make conforming revisions to your filings on Form 10-K for the fiscal year ended December 31, 2010, and Form 10-Q for the fiscal quarter ended March 31, 2011 to address the applicable comments below.

Form 10-K/A for Fiscal Year Ended December 31, 2009

2.   We note your response to comments 10, 16, 17, 18 and 21 and your intent to include the additional disclosures in all amended and future filings, but we could not locate the disclosures in the amended Form 10-K filed May 24, 2011, the amended Form 10-Q filed

May 27, 2011 or in the new Form 10-K filed April 1, 2011 and new Form 10-Q filed May 16, 2011. Please revise to provide these disclosures.

Cautionary Note to United States Investors, page 2

3.   We note your response to prior comment five, indicating you will modify your future filings by removing all resource terminology; however, we note such terminology was not removed from the amended filing. Please revise to remove all resource terminology, definitions, and disclosure.

Item 1. Business History and Organization, page 7

Overview of Business and Properties, page 7

4.   We note your response to comment 11 and have reviewed your filing in regard to your mineral rights for your Basin Gulch project. Please modify your filing and clarify that your patented and unpatented claims are placer or lode claims located in an historical placer mining district. In addition, please clarify if you own or lease property at your Grant Pass facilities.

5.   We have reviewed your response to comment 13 and request the description you have provided be included in your amended filing without the term predevelopment. In addition, we do not find any reference to your Grant Pass operational facilities which is used for your milling operations, equipment maintenance and other uses. Please include this additional disclosure in your amended filing.

6.   We note your response to comment 14 and have reviewed the maps provided. Please modify your filing and include an index map showing where your property is located in relationship to the appropriate state or province.

7.   We note your response to comment 15 in which you will make the requested changes in both amended and future filings. Please revise your filing as indicated to provide a statement regarding each of your properties that they are without known reserves and your proposed programs are exploratory in nature.

8.   We note your response to comment 20 regarding your annual production which you propose to include in future filings. Please include this disclosure in your amended filing. Additional information that should be included are your concentrate tonnage, concentrate grade, metallurgical recovery, terms and conditions of your refinery contract and the quantities and prices for payable metals for which you received revenue.

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 19

Recent Sales of Unregistered Securities, page 19

9.   We reviewed your response to comment 22 in our letter dated December 10, 2010. Please show us how to reconcile your disclosure regarding securities exempt from registration requirements for the last three fiscal years to your statements of stockholders' equity (deficit) as of and for the years ended December 31, 2007, December 31, 2008 and December 31, 2009.

Financial Statements, page 23

Consolidated Statements of Stockholders' Equity (Deficit), page 28

10.   We reviewed your responses to comments 29 and 35 in our letter dated December 10, 2010. Please reconcile for us the amounts provided in the detailed schedules in your correspondence to the amounts included in the restated statements of stockholders' equity (deficit). Tell us whether further revisions to your statements of stockholders' equity are necessary.

Note 14 – Subsequent Events, page 41

11.   In your response to comment 40 in our letter dated December 10, 2010, you indicate that you have filed complete copies of the asset purchase and stock purchase agreements for Aultra Gold, Inc. Please tell us where you filed these documents, or if they have not been filed, please promptly file the fully executed agreements.

12.   We note your response to comment 43 that you have removed all references to the National Instrument 43-101 report for your property, but note you continue to reference the NI 43-101 reports on pages 14, 15, 41, and 49. Please remove all references to this report from your amended filing.

Note 15 – Mining Lease and Option to Purchase, page 41

13.   Please address comment 45 in our letter dated December 10, 2010.

Item 9A(T). Controls and Procedures, page 47

14.   Please clarify the status of the material weaknesses and their components disclosed here. Please disclose whether or not the company has remediated the material weaknesses. If the material weaknesses have not been remediated, please disclose more fully when and how the company expects to do so. Please explain in detail the steps you have taken (or

plan to take) and procedures you implemented (or plan to implement) to correct the material weaknesses you identified.

Internal Control Over Financial Reporting, page 48

15.   As requested in comment 49 in our letter dated December 10, 2010, please disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Item 15. Exhibits List and Reports on Form 8-K

16.   As requested in comment 52 in our letter dated December 10, 2010, please file the consent required by Item 601(b)(23) of Regulation S-K or tell us why you are not required to do so. In light of the fact that you have not yet filed an auditor's consent, tell us how this affects your use of the prospectus that is a part of each of your registration statements on Form S-8 that incorporate by reference your report on Form 10-K and the financial statements contained therein.

Signatures, page 61

17.   Since the report on Form 10-K did not contain the signatures required by General Instruction D(2) of Form 10-K, please revise to conform to the signature page in Form 10-K. As indicated in comment 53 in our letter dated December 10, 2010, the report must be signed not only by the registrant (the first signature block), but also on behalf of the registrant (in a second signature block) by the principal executive officer, principal financial officer, principal accounting officer and by at least the majority of the board of directors or persons performing similar functions.

Exhibit 31.2

18.   The certifying individual identified in the introductory paragraph is not the same individual who signed the certification. Please revise to address this inconsistency.

Form 10-Q/A for Fiscal Quarter Ended September 30, 2010

Financial Statements, page 3

19.   We have reviewed your responses to the comments in our letter dated December 10, 2010 regarding the financial statements as of and for the three and nine month periods ended September 30, 2010. Please confirm to us in writing that in connection with filing future periodic reports, you will re-evaluate for compliance with GAAP your accounting and disclosures in the following areas, as it appears revisions to your accounting and disclosure may be warranted:

- Accounting for the acquisition of Aultra. Specifically, consider the accounting for the $1.283 million in consideration given to executives and whether these amounts represent compensation rather than purchase consideration. Refer to ASC 805-10-25-21 and paragraphs 24 through 26 of ASC 805-10-55.
- Accounting for your 9.9% interest in Shamika Gold Inc.   You disclose that you account for this interest using the cost method, but it appears you are accounting for your interest as an available-for-sale investment, marked to fair value each period through other comprehensive income. Refer to ASC 325-20 and ASC 320. To the extent you conclude ASC 320 is the applicable authoritative guidance, consider whether a liquidity discount is applicable in determining the fair value of the investment.
- Accounting for and disclosures surrounding common stock warrants including both the classification and valuation of such warrants. Refer, as applicable, to ASC 470-20, ASC 815, and ASC 480.
- Computation of interest expense, which appears unusually low during the nine months ended September 30, 2010.

Additionally, please confirm you will disclose the basis in GAAP for your accounting in each of these areas in future filings.

Form 8-K Filed February 1, 2010

20.   We note your response to comment 71 in which you will revise your form 8-K to conform to our guidance. Please file the amended Form 8-K on Edgar for our review. As a related matter, we note your response to prior comment two indicating your consultant Mr. Brown had spoken to the commission regarding the reserve estimation procedures on two occasions. The Commission's two mining engineers have not discussed the reserve estimation methodology and/or procedures with Mr. Brown or company representatives to date. A review of your report furnished to the commission does not support the existence of proven and/or probable reserves.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or Brigitte Lippmann, Special Counsel, at (202) 551-3713 if you have questions regarding any other comments.

Sincerely,

/s/ James Allegretto for

William Thompson
Accounting Branch Chief